Exhibit (a)(5)(I)

June 5, 2013

Avista Capital Partners Announces Extension of the Tender Offer to Acquire Telular

NEW YORK, NY—Avista Capital Partners today announced that ACP Tower Merger Sub, Inc. (“Purchaser”) has extended the expiration of the previously announced tender offer to acquire all of the outstanding shares of common stock of Telular Corporation (NASDAQ: WRLS) (“Telular”) for $12.61 per share, net to the seller in cash without interest and less any applicable withholding taxes thereon, until 12:00 midnight (New York City time) at the end of the day on Friday, June 14, 2013, unless further extended or earlier terminated. The tender offer was previously scheduled to expire at 12:00 midnight (New York City time) at the end of the day on Friday, June 7, 2013.  All other terms and conditions of the tender offer remain unchanged, including, without limitation, the tender of at least two-thirds of the outstanding shares of common stock of Telular and the approval of the Federal Communications Commission.

Continental Stock Transfer & Trust Company, the depository for the tender offer, has advised that, as of the close of business on Tuesday, June 4, 2013, approximately 575,596 shares of common stock of Telular were validly tendered and not validly withdrawn from the tender offer.

As previously disclosed, early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the tender offer was granted effective as of May 17, 2013 and the “go-shop” period expired as of 11:59 p.m. (New York City time) on May 29, 2013 with no parties qualifying as “Excluded Parties.”

The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of April 29, 2013, among Telular, Purchaser and ACP Tower Holdings, LLC (“Parent”). Purchaser and Parent are controlled by Avista Capital Partners.  The Board of Directors of Telular has unanimously approved the proposed acquisition by Avista Capital Partners and recommends that Telular stockholders tender their shares in the tender offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related material are available free of charge from Morrow & Co., LLC, the information agent for the tender offer, toll-free at (800) 607-0088 or (203) 658-9400.

About Telular Corporation

Telular Corporation (NASDAQ: WRLS) provides remote monitoring and asset tracking solutions for business and residential customers, enabling security systems and industrial applications to exchange actionable information wirelessly, typically through cellular and satellite technology. With over 25 years of experience in the wireless industry, Telular Corporation has developed solutions to deliver remote access for voice and data without significant network investment. Headquartered in Chicago, Telular Corporation has additional offices in Atlanta, Washington, D.C., and Miami. For more information, please visit www.telular.com.

About Avista Capital Partners

Avista Capital Partners is a leading private equity firm with over $5 billion under management and offices in New York, Houston and London. Founded in 2005, Avista’s strategy is to make controlling or influential minority investments in growth-oriented energy, healthcare, communications & media, industrials, and consumer businesses. Through its team of seasoned investment professionals and industry experts, Avista seeks to partner with exceptional management teams to invest in and add value to well-positioned businesses.

Additional Information About the Tender Offer

The tender offer described in this press release has commenced, but this press release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Telular. Purchaser filed on May 10, 2013 a tender offer statement on Schedule TO with the SEC and Telular filed on May 10, 2013 a solicitation/recommendation on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Telular common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended from time to time, contain important information that should be read carefully by Telular’s stockholders before any decision is made with respect to the tender offer.  These materials were sent free of charge to all of Telular’s stockholders. The tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) are available at no charge on the SEC’s website: www.sec.gov.

TELULAR STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Media Contacts for Avista Capital Partners:

James David or Jeffrey Taufield

Kekst and Company

212-521-4800